SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

On Assignment, Inc.

(Name of Subject Company (Issuer))

On Assignment, Inc.

(Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $0.01 per share

(Title of Class of Securities)

682159

(CUSIP Number of Class of Securities (Underlying Common Stock))

James Brill

Senior Vice President and Chief Financial Officer

On Assignment, Inc.

26651 W. Agoura Road

Calabasas, CA 91302

(818) 878-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Samanthe Beck, Esq. Vice President, General Counsel and Secretary On Assignment, Inc. 26651 W. Agoura Road Calabasas, CA 91302 (818) 878-7900	Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071-1560 (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$832,021	$32.70

*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,128,386 shares of common stock of On Assignment, Inc. having an aggregate value of $832,021 as of December 22, 2008 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Hull-White II option pricing model.

**  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32.70 .	Filing Party: On Assignment, Inc.

Form or Registration No.: Schedule TO	Date Filed: December 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on December 23, 2008 (the “Schedule TO”), relating to the offer by On Assignment, Inc., a Delaware corporation (“On Assignment” or the “Company”), pursuant to which the Company offered certain option holders the opportunity to exchange grants of outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share, that have an exercise price equal to or greater than $8.00 per share and were granted under the Company’s Restated 1987 Stock Option Plan (As Amended and Restated April 7, 2006) (Conformed to include First Amendment dated January 23, 2007, Second Amendment dated April 17, 2007, and Third Amendment dated December 11, 2008) (the “Plan”) on or after December 31, 2000, for a reduced number of restricted stock units to be granted under the Plan  (hereafter referred to as the “Offer”). The Company made the Offer upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 23, 2008 (the “Offer to Exchange”), previously filed as Exhibit 99.(a)(1) to the Schedule TO.

This Amendment No. 1 is filed to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The Schedule TO is amended and supplemented by this Amendment No. 1 by adding the information contained herein.  Only those items amended are reported herein.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

ITEMS 4.  Terms of the Transaction.

Item 4(a) of the Schedule TO is amended and supplemented by adding the following:

“The Offer expired at 5:00 p.m. Pacific Standard Time on January 22, 2009.  Pursuant to the Offer, we accepted for exchange 603,700 Eligible Option Grants, representing approximately 54.23% of the Eligible Option Grants.  Subject to the terms and conditions of the Offer, On Assignment granted 87,375 Restricted Stock Units in exchange for the Eligible Option Grants accepted.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2009

ON ASSIGNMENT, INC.

By:	/s/ James Brill
James Brill
Senior Vice President and Chief Financial Officer

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